Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 13, 2020

EXECUTIVE ANNOUNCEMENT

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that after 17 years of dedicated service, Paul Rivett has decided to retire as President of Fairfax in order to spend full time with his family.  Paul has agreed to continue as the Chair of certain Fairfax investees, including Fairfax Africa and Recipe Unlimited.

Prem Watsa commented, “Paul told me recently that for family reasons, he wanted to retire as President of Fairfax. It was with great sadness that I accepted his decision. For 17 years, Paul has given his all and has been instrumental in our success over that time. I have had the pleasure of working very closely with Paul all those years and I will miss him greatly. He retires with our gratitude and best wishes to him, his wife and his children in his retirement. I and other Fairfax executive personnel will be assuming Paul’s responsibilities.”

Paul Rivett commented, “There is no better place to work than Fairfax.  Working with Prem and the entire Fairfax family has been a joy, an honour and a privilege.  It has been incredible participating in helping grow the company over the years, working with such talented people, and assisting other organizations and individuals along the way.  I am so grateful for my time at Fairfax, and I look forward to watching the exciting future of the organization continue to unfold.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact: John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946